August 12, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-0404

Re:	Benitec Biopharma Limited Registration Statement on Form F-1

(SEC File No. 333-205135)

Ladies and Gentleman:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned underwriter hereby joins in the request of Benitec Biopharma Limited that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective on Thursday, August 13, 2015, at 5:00 p.m. (Eastern Standard Time), or as soon thereafter as may be practicable.

Pursuant to Rule 460 under the Act, please be advised that during the period from August 10, 2015 to the date of this letter, the preliminary prospectus, dated August 10, 2015, in connection with the Registration Statement was distributed approximately as follows:

Copies to underwriters:	1
Copies to prospective dealers:	5
Copies to prospective institutional investors:	55
Copies to prospective retail investors:	150

Total	211

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

The Representative confirms on behalf of itself and the several underwriters that they have complied with and will continue to comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

MAXIM GROUP LLC
As Underwriter

/s/ Clifford A. Teller
By:	Clifford A. Teller
Title:	Executive Managing Director, Investment Banking